

RECEIVED

2006 OCT 30 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 October 2006



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

SUPPL

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – appointment and retirement of non-executive directors.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

Yours faithfully



Jackie Katzin
Assistant Group Secretary




NEDBANK
GROUP

cc ***Jonathan K Bender, Esq***

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za



NEDBANK GROUP LIMITED

(Incorporated in the Republic of South Africa)

Registration number: 1966/010630/06

JSE share code: NED

ISIN: ZAE000004875

("Nedbank Group" or "the group")

NEDBANK LIMITED

(Incorporated in the Republic of South Africa)

Registration number: 1951/000009/06

JSE share Code: NBKP

ISIN: ZAE000043667

NEDBANK GROUP AND NEDBANK LIMITED - APPOINTMENT AND RETIREMENT OF NON-EXECUTIVE DIRECTORS

The boards of directors of Nedbank Group and Nedbank Limited have pleasure in announcing the appointment of Thenjiwe Chikane as an independent non-executive director with effect from 1 November 2006.

Ms Chikane (40) is a chartered accountant by profession and is chief executive officer of MGO Consulting. She was previously head of the Gauteng Department of Finance and Economic Affairs. She is also a non-executive director of the Development Bank of Southern Africa and PetroSA.

The group also advises that independent non-executive director Rick Cottrell will be retiring from the boards on 30 November 2006 after reaching the mandatory retirement age for directors. Mr Cottrell was appointed in November 2002.

Nedbank Group chairman, Reuel Khoza, thanked Mr Cottrell for his invaluable contribution over the past four years, particularly in his role as chairman of the Group Audit Committee. "We will miss Rick's independent thinking and



27 October 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – 2006 third quarter results announcement.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully



Jackie Katzin
Assistant Group Secretary




NEDBANK
GROUP

cc ***Jonathan K Bender, Esq***

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Release Date: 2006/10/26 05:43:00 PM

Nedbank Group - 2006 Third quarter results announcement

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group" or "the group")
2006 Third quarter results announcement
Nedbank Group's results for the nine months ended 30 September 2006 will be released on SENS at approximately 08:00 on Tuesday, 14 November 2006. The group's Chief Financial Officer, Mike Brown, will give a short presentation, accessible via webcast and conference call only, at 17:00 SA time (15:00 GMT).

Webcast
The quarterly results presentation can be accessed live on the internet from 17:00 SA time (15:00 GMT) on Tuesday, 14 November 2006 at the following address: http://www.corpcam.com/Nedbank14112006 or via a link on the Nedbank Group website. A delayed version of the webcast will be available shortly afterwards at the same address.

Telephone conference
Access numbers for participants:
Live call

South Africa	0800 200 648	Toll-free
USA	1800 860 2442	Toll-free
Canada	1 866 519 5086	Toll-free
UK	0800 917 7042	Toll-free
Other	+27 11 535 3600	Toll

Playback (available until Thursday, 16 November 2006)

South Africa and other	+27 11 305 2030	Code: 2664#
USA	+1 412 317 0088	Code: 2664#
Europe and UK	+44 808 234 6771	Code: 2664#

For further information kindly contact:
Tier 1 Investor Relations
Tel: +27 (0)21 702 3102
Sandton
26 October 2006
Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital
Date: 26/10/2006 05:43:44 PM Produced by the JSE SENS Department


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